U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
(RULE 14d-100)
(AMENDMENT NO. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION
(Name of subject company issuer)
EMULEX CORPORATION
(Name of filing persons, offeror)
Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)
292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)
Randall G. Wick, Esq.
Senior Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,846,523	$270.44

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,829,881 shares of common stock (and related preferred stock purchase rights) of Emulex Corporation, having an aggregate value of $4,846,523 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of May 27, 2009.

**	$55.80 per $1,000,000 of the aggregate offering amount, pursuant to Rule 0-11 of the Securities and Exchange Act of 1934, as amended by Fee Advisory # 5 for Fiscal Year 2009, effective March 16, 2009. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on June 15, 2009.
☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $270.44
Filing Party: Emulex Corporation
Form or Registration No.: Schedule TO-I
Date Filed: June 15, 2009
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO
(AMENDMENT NO. 2)
     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 15, 2009, as amended, and is the final amendment relating to our offer to exchange outstanding options to purchase shares of our common stock held be eligible employees for restricted stock units to be granted under the Emulex Corporation 2005 Equity Incentive Plan.
Item 4. Terms of the Transaction.
     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
     The exchange offer expired at 11:59 p.m. California time on Monday, July 13, 2009. Pursuant to the exchange offer, on July 14, 2009 we have accepted for cancellation all eligible options that were properly tendered for exchange. Options to purchase 3,930,107 shares of our common stock were properly tendered for exchange, which represented approximately 68% of all eligible options. Subject to the terms and conditions of the exchange offer, on July 14, 2009 we granted 225,913 restricted stock units in exchange for the options tendered and accepted in the exchange offer.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2009	EMULEX CORPORATION
/s/ Michael J. Rockenbach
MICHAEL J. ROCKENBACH
Executive Vice President, Chief Financial Officer, Secretary, and Treasurer

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated June 15, 2009.*
99.(a)(1)(B)	Form of Letter Accompanying Distribution of the Offer.*
99.(a)(1)(C)	Form of Election Form.*
99.(a)(1)(D)	Form of Withdrawal Form.*
99.(a)(1)(E)	Form of Confirmation of Receipt Emails.*
99.(a)(1)(F)	Form of Reminder Emails.*
99.(a)(1)(G)	Form of Email Reporting Results to Tendering Option Holders.*
99.(a)(1)(H)	Emulex Corporation Annual Report on Form 10-K for its fiscal year ended June 29, 2008, filed with the Securities Exchange Commission on August 20, 2008 and incorporated herein by reference.
99.(a)(1)(I)	Emulex Corporation Quarterly Report on Form 10-Q for its quarter ended March 29, 2009, filed with the Securities Exchange Commission on April 29, 2009 and incorporated herein by reference.
99.(a)(1)(J)	Supplement to Emulex Corporation’s Offer to Exchange**
99.(a)(1)(K)	Form of Notice to Eligible Employees of an Amendment to the Offer to Exchange**
99.(b)	Not applicable.
99.(d)(1)	Amended and Restated 2005 Equity Incentive Plan, filed as Appendix A to Emulex Corporation’s Definitive Proxy Statement for its 2008 Annual Meeting of Stockholders, filed with the Securities Exchange Commission on October 14, 2008 and incorporated herein by reference.
99.(d)(2)	Form of Notice of Grant of Restricted Stock Units under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.3 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(3)	Form of Restricted Stock Unit Award Agreement under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.4 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(4)	Form of Appendix to the Restricted Stock Award Agreement, Restricted Stock Unit Award Agreement, and Nonqualified Stock Options Agreement for Change in Control Retention Plan Participants or Employees Covered by a Key Employee Retention Agreement under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.5 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(5)	Form of Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.6 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(d)(6)	Form of Appendix to Restricted Stock Unit Award Agreement for Non-U.S. Grantees under the Amended and Restated 2005 Equity Incentive Plan, filed as Exhibit 10.7 to Emulex Corporation’s Quarterly Statement on Form 10-Q for the quarterly period ended December 28, 2008, filed with the Securities Exchange Commission on January 30, 2009 and incorporated herein by reference.
99.(g)	Not applicable.
99.(h)	Not applicable.

*	Previously filed with the Schedule TO-I filed with the Securities and Exchange Commission on June 15, 2009, and incorporated herein by reference.

**	Previously filed with the Amendment No. 1 to Schedule TO-I filed with the Securities and Exchange Commission on June 29, 2009, and incorporated herein by reference.